SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Genie Energy Ltd.
(Name of Issuer)

Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)

372284208
(CUSIP Number)

December 12, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372284208	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Ilex Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 999,235
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 999,235
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 372284208	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Steinhardt Overseas Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 999,235
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 999,235
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 372284208	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Michael H. Steinhardt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 999,235
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 999,235
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 372284208	13G	Page 5 of 9 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Genie Energy Ltd. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at 550 Broad Street, Newark, New Jersey 07102.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i) Ilex Partners, L.L.C., a Delaware limited liability company ("Ilex"), with respect to the shares of Common Stock directly held by it;

(ii) Steinhardt Overseas Management, L.P., a Delaware limited partnership ("SOM"), with respect to the shares of Common Stock directly held by Ilex; and

(iii) Michael H. Steinhardt ("Mr. Steinhardt"), with respect to the shares of Common Stock directly held by Ilex.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 712 Fifth Avenue, 34th Floor, New York, New York 10019.

Item 2(c).	CITIZENSHIP

Ilex is a limited liability company organized under the laws of the State of Delaware. SOM is a limited partnership organized under the laws of the State of Delaware. Mr. Steinhardt is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Class B Common Stock, par value $0.01 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER

372284208

CUSIP No. 372284208	13G	Page 6 of 9 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________________________________

Item 4.	OWNERSHIP

A. Ilex Partners, L.L.C.
	(a)	Amount beneficially owned: 999,235
	(b)	Percent of class: 5.1% The percentages used herein and in the rest of Item 4 are calculated based upon the 19,625,948 shares of Common Stock issued and outstanding as of November 7, 2013 as reported by the Company in the Form 10-Q filed by the Company on November 12, 2013.
	(c)	(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 999,235
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 999,235

CUSIP No. 372284208	13G	Page 7 of 9 Pages

B. Steinhardt Overseas Management, L.P.
(a)	Amount beneficially owned: 999,235
(b)	Percent of class: 5.1%
(c)	(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 999,235
(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 999,235

C. Michael H. Steinhardt
(a)	Amount beneficially owned: 999,235
(b)	Percent of class: 5.1%
(c)	(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 999,235
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 999,235

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 372284208	13G	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: December 19, 2013

/s/ MICHAEL H. STEINHARDT
Michael H. Steinhardt, individually, and as general partner of Steinhardt Overseas Management, L.P., for itself and as managing member of Ilex Partners, L.L.C.

CUSIP No. 372284208	13G	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: December 19, 2013

/s/ MICHAEL H. STEINHARDT
Michael H. Steinhardt, individually, and as general partner of Steinhardt Overseas Management, L.P., for itself and as managing member of Ilex Partners, L.L.C.